UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 118th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 14, 2019

1.    DATE, TIME AND PLACE: On February 14, 2019, at 2:30 p.m., at the headquarters of Telefônica Brasil S.A. ("Company") located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32º floor, A Side, 4G+ Room, Cidade Monções neighborhood, in the City of São Paulo, State of São Paulo.

2.    CALL AND ATTENDANCE: A call was made in accordance with the Company’s Bylaws, and all members of the Audit and Control Committee (“Committee”) of the Company were present: José María Del Rey Osorio, Chairman of the Committee; Antonio Gonçalves de Oliveira, Member of the Board of Directors; and Narcís Serra Serra, Member of the Board of Directors. The following persons also attended the Meeting: the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; The Chief Compliance Officer, Ms. Roberta Corbetta Pêgas; The Chief Audit Officer, Ms. Paula Bragança França Mansur; The Director of Internal Audit, Mr. Roberto Tezzon; The Director of Inspection, Mr. Fabiano Fernandes Faustino; The Intervention Director, Mr. Jorge Sanz Carmona; The Director of Accounting and Commissioning, Mr. João Orlando Lima Carneiro; The Company’s Accountant, Mr. Carlos Cesar Mazur; The Director of Investor Relations, Mr. Sr. Luis Carlos da Costa Plaster; the Manager of Investor Relations, Mr. João Pedro Xavier Carneiro; The Secretary General and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira; and the Director of Corporate Affairs, Mrs. Carolina Simões Cardoso, as Secretary of the Meeting, in addition to the presenters individually named in each of the themes below, whose participation was restricted to the time of appreciation of the same themes. The representatives of PriceWaterhouseCoopers Auditores Independentes (“PwC”), Messrs. Marcos Martins, Sérgio Zamora and Rodrigo Marcatti, were also present.

3.    PRESIDING BOARD: José Maria Del Rey Osorio – Chairman of the Meeting; and Carolina Simões Cardoso – Secretary of the Meeting.

4.    EXPOSITIONS AND RESOLUTIONS: Having examined and debated the matters on the Agenda, the members of the Committee who attended the Meeting deliberated as described below:

(i) Consideration of the Financial Statements, together with the Opinion from the Independent Auditors and Annual Management Report relative to the fiscal year ended December 31, 2018 (“Financial Statements”): The Director of Accounting and Commissioning, Mr. João Orlando Lima Carneiro, together with the Company’s Accountant Mr. Carlos Cesar Mazur, presented the results of the fiscal year ended December 31, 2018, answering questions related to the financial statements, especially the balance sheet, income statement and impacts from the initial adoption of IFRS rules, as well as the minutes to the Independent Auditors’ Report. Afterwards, the Director of Investor Relations, Mr. Luis Carlos da Costa Plaster, presented the highlights of the Management Report. The representative of the independent auditors, PwC, Mr. Sergio Zamora, having been asked by the Chairman of the Audit Committee, said they had no reservations regarding the Financial Statements. It was clarified that the Financial Statements were submitted to the Fiscal Board and would be submitted to the Board of Directors at meetings held on February 14 and 15, 2019. The members of the Committee, having analyzed the information and the comments from the external and internal auditors, issued a favorable opinion without reservation, which was filed at the Company’s headquarters, recommending to the Board of Directors the approval of these documents.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 118th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 14, 2019

(ii) Consideration of the Proposal for Capital Budget for the fiscal year ending on December 31, 2019 and of the Proposal for Income Allocation for the year ended December 31, 2018: The Director of Finance, Mr. Rodrigo Rossi Monari, presented the report on the execution of the capital budget for the fiscal year of 2018 as well as the Proposal for Capital Budget for the fiscal year ending December 31, 2019. He also presented the Proposal for Income Allocation related to the fiscal year ended December 31, 2018. He explained that such information were submitted to the Fiscal Board and would be submitted to the Board of Directors at meetings held on February 14 and 15, 2019. The members of the Committee, having examined such information, will issue a favorable opinion without reservations, on the date of the next meeting of the Board of Directors, which will be filed at the Company’s headquarters, and agreed to recommend to the Board of Directors the approval of the document.

5.    CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up. São Paulo, February 15, 2019. (signatures) José Maria Del Rey Osorio – Chairman of the Committee; Antonio Gonçalves Oliveira – Member of the Board of Directors; Narcís Serra Serra – Member of the Board of Directors; Carolina Simões Cardoso – Secretary of the Meeting.

I hereby certify that the resolution recorded in these minutes appears in the minutes of the 118th Meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on February 15, 2019, which was drawn-up in the proper book.

Carolina Simões Cardoso

Secretary of the Meeting

Erro! Nome de propriedade do documento desconhecido.

ANNEX

OPINION OF THE AUDIT AND CONTROL COMMITTEE

The members of the Audit and Control Committee of Telefônica Brasil S.A. ("Company" or “Telefônica Brasil”), in the exercise of their duties and legal responsibilities, examined and analyzed the Company's Financial Statements, accompanied by the Independent Auditors’ Report and the Annual Report of the Management, related to the fiscal year ended December 31, 2018 ("Annual Financial Statements for 2018"), as well as the Proposal for Capital Budget for the fiscal year of 2019, including the Report on the Execution of the Capital Budget for 2018, and the Proposal for Income Allocation for the fiscal year of 2018 and, considering the information provided by the Board of Executive Officers of the Company and by PricewaterhouseCoopers Auditores Independentes, unanimously approve such documents, as they adequately reflect the Company's equity and financial position in all material respects, and recommend approval of the documents by the Company's Board of Directors and its forwarding to the Company's Ordinary and Extraordinary Shareholders' Meeting, pursuant to the Brazilian Corporate Law.

São Paulo, February 15, 2019

José María Del Rey Osorio

Chairman of the Audit and Control Committee

Antonio Gonçalves de Oliveira

Member of the Audit and Control Committee

Narcís Serra Serra

Member of the Audit and Control Committee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 19, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director